17005116 ION

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SEC Mail Processing Section
FEB 28 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Consortium Finance Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Woodland Road
(No. and Street)

Orinda	**California**	**94563**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Felix **(415) 439-0023**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John W. Felix,** affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Consortium Finance Securities LLC,** as of **December 31, 2016,** are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

PLEASE SEE ATTACHED FOR NOTARIZATION

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 17 day of Feb, 2017,

by John W. Felix,
Name of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DREW JAMISON MENTLEY
Notary Public - California
Contra Costa County
Commission # 2172819
My Comm. Expires Nov 20, 2020

[signature]
Signature of Notary Public

Place Notary Seal Above

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2-17-17 No. of Pages: ______

Signers(s) Other Than Named Above: ______

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Consortium Finance Securities LLC

We have audited the accompanying statement of financial condition of Consortium Finance Securities LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consortium Finance Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Walnut Creek, California
February 16, 2017

Consortium Finance Securities LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	54,422
Prepaid expense		964
Total Assets	$	55,386

Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	12,668
Total Liabilities		12,668
Member's Equity		42,718
Total Liabilities and Member's Equity	$	55,386

The acompanying notes are an integral part of these financial statements.

Consortium Finance Securities LLC

Statement of Operations

For the Year Ended December 31, 2016

Revenue		
Transaction fees	$	1,953,331
Total Revenue		1,953,331
Expenses		
Commission expenses		1,736,250
Consulting expenses		93,550
Administrative fees		60,000
Professional fees		22,430
Other operating expenses		20,687
Total Expenses		1,932,917
Net Income	$	20,414

The acompanying notes are an integral part of these financial statements.

Consortium Finance Securities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2016

January 1, 2016	$	22,304
Net income		20,414
December 31, 2016	$	42,718

The acompanying notes are an integral part of these financial statements.

Consortium Finance Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	20,414
Adjustments to reconcile net loss		
to net cash provided by operating activities:		
Increase (decrease) in:		
Accounts payable		905
Net Cash Provided by Operating Activities		21,319
Net Increase in Cash and Cash Equivalents		21,319
Cash and cash equivalents at beginning of year		33,103
Cash and Cash Equivalents at End of Year	$	54,422

The acompanying notes are an integral part of these financial statements.

Consortium Finance Securities LLC

Notes to the Financial Statements

December 31, 2016

1. Organization

Consortium Finance Securities LLC (the "Company") was organized as a Delaware limited liability company on May 11, 2011, and was registered with the Securities and Exchange Commission as a securities broker dealer on February 21, 2013. The Company is owned by its sole member, Consortium Finance Advisors, LLC (the "Member"), and operates in Orinda, California. The Company provides financial advisory and related services.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. There were no accounts receivable as of December 31, 2016.

Transaction Fees
Transaction fees are earned from providing financial advisory services to clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and collection is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $41,754 which exceeded the requirement by $36,754.

4. Risk Concentration

For the year ended December 31, 2016, approximately 75% of the Company revenue was earned from two clients.

The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government insurance limits during the year. At December 31, 2016, the Company's cash balance was fully insured.

5. Related Party Transaction

Consortium Finance, LLC ("CF"), a company under common control, provides office space and pays most overhead expenses for the Company. The Company is not obligated to reimburse CF. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

During the year the Company paid CF $60,000 for administrative fees. During the year, $1,000,000 of commission expense and $93,550 of consulting fees were paid directly to the owners of CF who are registered representatives of the Company.

6. Subsequent Events

The Company has evaluated subsequent events through February 16, 2017, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Consortium Finance Securities LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2016

Net Capital		
Total member's equity	$	42,718
Less: Non-allowable assets		
Prepaid expense		964
Net Capital		41,754
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $12,668 or $5,000, whichever is greater		5,000
Excess Net Capital	$	36,754

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2016)

There were no material differences noted in the Company's net capital computation at December 31, 2016.

See report of independent registered public accounting firm.

Consortium Finance Securities LLC

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possission or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Consortium Finance Securities LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Consortium Finance Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 16, 2017

CONSORTIUM
FINANCE

Group of Companies
Consortium Finance, LLC / Consortium Finance Advisors. LLC / Consortium Finance Securities LLC
1 Embarcadero Center, Suite 500 San Francisco, CA 94111 Office 415-439-0023

February 8, 2017

SEA 15c3-3 Exemption Report

I, John W. Felix, President of Consortium Finance Securities LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2016 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

John W. Felix
President